Via Facsimile and U.S. Mail
Mail Stop 6010

April 22, 2009

Mr. Michael K. Farrell
President and Director
Metlife Insurance Company of Connecticut
1300 Hall Boulevard
Bloomfield, CT  06002

Re:     **Metlife Insurance Company of Connecticut**
       **Form 10-K for the Fiscal Year Ended December 31, 2008**
       **File No. 033-03094**

Dear Mr. Farrell:

We have reviewed your filing and have the following comments.  We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document.  In our comments, we ask you to provide us with information to better understand your disclosure.  After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Item 9A(T) Control and Procedures, page 78

1.     Please refer to Note 18 and the Item 4.02 Form 8-K dated March 23, 2009. Please explain what consideration was given to the revenue recognition errors and the related restatements of your 2008 quarterly financial statements on your disclosures under Items 307 and 308 of Regulation S-K. Please tell us the factors you considered and highlight for us those factors that support your conclusion that your disclosure controls and procedures and internal control over financial reporting were effective at December 31, 2008.

2.      Further, please explain to us why you did not file amendments to your Forms 10-Qs for the quarterly periods ended March 31, 2008, June 30, 2008, and September 30, 2008 considering management has concluded that the previously issued financial statements for each of these quarters should no longer be relied upon.

\* \* \* \*

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Christine Allen, Staff Accountant, at (202) 551- 3652 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,


Jim B. Rosenberg
Senior Assistant Chief Accountant